

October 1, 2020

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
         Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit F (updated to include the most recent, final versions of agreements circulated to Members and other Users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 10:00am on 10/01/20

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit F

<u>Attachment</u>

Summary of changes made to Exhibit F:

- Updates made to our Options TPH/Member Addendum to Designated Give Ups – Routing Form

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 10/01/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe EDGX Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
       400 South LaSalle Street
       Chicago, Illinois 60605

       20012597

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
       (913) 815-7000   (913) 815-7119
              (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
       Kyle Murray   VP, Associate General Counsel,   Cboe EDGX Exchange, Inc.   (913) 815-7121
            (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
       Pat Sexton
       400 S. LaSalle Street
       Chicago, IL 60605

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: _X_ Corporation   _____ Sole Partnership   _____ Partnership
                                                 _____ Limited Liability Company   _____ Other (specify): _____

       If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
       (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
       (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: _____10/01/20_____ _____   Cboe EDGX Exchange, Inc.
         (MM/DD/YY)   (Name of Applicant)

By: _*Kyle Murray*_ [signature executed at 10:00am on 10/01/20]   Kyle Murray, VP, Associate General Counsel
      (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_ , _see header_ by _see header_
                                                       (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____   County of __see header___   State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1.   Application for membership, participation or subscription to the entity,

2.   Application for approval as a person associated with a member, participant or subscriber of the entity, and

3.   Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1.   Options Trading Permit Holder/Member Addendum to Designated Give Ups – Routing Form: updated to reflect the option to select the applicable market and request to add to PULSe and/or Silexx

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Options Trading Permit Holder/Member
Addendum to Designated Give Ups – Routing Form

_____
Options Trading Permit Holder (TPH)/Member Organization Name (Routing Firm)

To be completed by any TPH/Member routing orders. For each Designated Give-Up identified on your "Notification of Identified Designated Give-Ups" Form that clears orders, please indicate which TPH/Member(s) should be enabled or disabled for routing.

Please fill out **one form per market** and email the completed form as an attachment to MembershipServices@cboe.com.

Check applicable market: ☐ Cboe Options   ☐ C2 Options   ☐ Cboe BZX   ☐ Cboe EDGX

Designated Give Up Name	OCC #	TPH/Member Firm	Add or Remove

ADD Give Up(s) to the following: ☐ PULSe (applicable to C1 and C2)   ☐ Silexx (applicable to C1)

Completed by an Authorized Officer, Partner or Managing Member of the Routing Firm	
Printed Name:	
Signature:	
Title:	
Phone:	
Email Address:	
Date:	